Terms supplement to the prospectus dated April 8, 2020, the prospectus supplement dated April 8, 2020, the product supplement no. 4-II dated November 4, 2020 and the underlying supplement no. 6-III dated August 31, 2021

Registration Statement
Nos. 333-236659 and 333-236659-01
Dated December 29, 2022
Rule 424(b)(3)

North America Structured Investments

5yr Uncapped Accelerated Barrier Notes linked to the J.P. Morgan Kronos+SM Index

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Index Overview

The J.P. Morgan Kronos+SM Index (the "Index") attempts to provide a dynamic rules-based exposure to the S&P 500® Index (the "Constituent"). The Index tracks (a) 0%, 100% or 200% of the price performance of the Constituent (*i.e.*, dividends, if any, are not reflected), (b) a notional cash return (only if the exposure to the Constituent is 0%) or a notional financing cost (only if the exposure to the Constituent is 200%) and (c) the daily deduction of a fee of 0.95% per annum (the "Index Fee"). The Index's exposure to the Constituent is determined based on strategies that reference the following historical tendencies: (a) historical outperformance around the turn of the month; (b) historical price momentum ahead of monthly index options' expiry; (c) and historical mean reversion into month-end. The Constituent consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. The notional cash return and the notional financing cost are currently determined by reference to the Effective Federal Funds Rate.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index (Index Ticker):	J.P. Morgan Kronos+SM Index (JPUSKRNS)
Pricing Date:	January 31, 2023
Observation Date:	January 31, 2028
Maturity Date:	February 3, 2028
Upside Leverage Factor:	At least 1.18*
Barrier Amount:	70.00% of the Initial Value
Payment At Maturity:	If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Index Return × Upside Leverage Factor) If the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity. If the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Index Return) *If the Final Value is less than the Barrier Amount, you will lose more than 30.00% of your principal amount at maturity and could lose all of your principal amount at maturity.*
CUSIP:	48133TKL8
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48133TKL8/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

Hypothetical Total Returns**


Note Performance
Index Performance
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
Payment at Maturity
-80%
-70%
-60%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Index Return

Final Value	Index Return	Total Return on the Notes
165.00	65.00%	76.70%
140.00	40.00%	47.20%
120.00	20.00%	23.60%
110.00	10.00%	11.80%
105.00	5.00%	5.90%
101.00	1.00%	1.18%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	0.00%
70.00	-30.00%	0.00%
69.99	-30.01%	-30.01%
40.00	-60.00%	-60.00%
20.00	-80.00%	-80.00%
0.00	-100.00%	-100.00%

* The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.18.

**Reflects Upside Leverage Factor equal to the minimum Upside Leverage Factor set forth herein, for illustrative purposes.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks Risks Relating to the Notes Generally • Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. • The level of the Index will include the deduction of a fee of 0.95% per annum and, in some circumstances, a notional financing cost calculated based on the Effective Federal Funds Rate. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. • The benefit provided by the Barrier Amount may terminate on the Observation Date. • No interest payments, dividend payments or voting rights. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as “JPMS”) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Risks Relating to Conflicts of Interest • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. Selected Risks (continued) Risks Relating to the Estimated Value and Secondary Market Prices of the Notes • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The estimated value of the notes is determined by reference to an internal funding rate. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. Risks Relating to the Index • JPMorgan Chase & Co. is currently one of the companies that make up the Constituent. • Our affiliate, JPMS, the index sponsor and the index calculation agent of the Index, may have interests that conflict with yours and may adjust the Index in a way that affects its level. • The Index may not be successful or outperform any alternative strategy. • The notes are subject to risks associated with the Index’s turn - of - the - month strategy. • The notes are subject to risks associated with the Index’s options expiry momentum strategy. • The notes are subject to risks associated with the Index’s month - end mean reversion strategy. • The Index’s strategies are applied during only a portion of each month. • The Index may be adversely affected by an overlap between its turn - of - the - month strategy and its month - end mean reversion strategy. • The Index may be uninvested in the Constituent. • The Constituent may be replaced by a substitute index if certain extraordinary events occur. • The notional cash return will be negatively affected if the underlying interest rate is negative. • The Index, which was established on December 22, 2020, has a limited operating history and may perform in unanticipated ways. • The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. • The Effective Federal Funds Rate is affected by a number of factors and may be volatile. • The method by which the Effective Federal Funds Rate is determined may change, and any such change may adversely affect the value of notes linked to the Index. Additional Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indic ati ve returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, s upe rseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information pres ent ed herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance m ay vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. North America Structured Investments The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information. 5yr Uncapped Accelerated Barrier Notes linked to the J.P. Morgan Kronos+ SM Index